EXHIBIT 99.(a)(12)

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TRI-COUNTY BANCORP, INC.                               Contact: Robert L. Savage
Torrington, Wyoming                                             President
                                                                (307) 532-2111



                             For Immediate Release

                            Tri-County Bancorp, Inc.
                      Share Repurchase Preliminary Results

     Torrington, Wyoming -- December 8, 1998 (Nasdaq "TRIC") -- Tri-County Bancorp, Inc., the holding company of Tri-County Federal Savings Bank (the "Bank") announced today that the "Modified Dutch Auction" self-tender offer which commenced on October 23, 1998 expired at 5:00 p.m., Wyoming Time, December 7, 1998. Shareholders tendered approximately 341,143 shares (including shares tendered pursuant to guarantees of delivery) or approximately 28.85% of the common shares outstanding. It is expected that the purchase price will be $14.00 per share. The Company intends to purchase 313,000 shares, or approximately 91.75% of all shares tendered. All shares tendered above $14.00 per share and shares not purchased due to proration will be promptly returned. The numbers and prices set forth above are subject to verification in the final count, which is not expected to be completed for several days.

     It is expected that the Company will no longer be listed on the Nasdaq SmallCap Market upon completion of the repurchases.

     Keefe, Bruyette & Woods, Inc. assisted in the tender offer.

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